Exhibit 2(c)

                    MUTUAL OF AMERICA INVESTMENT CORPORATION

RE: By-Law Amendment

      The following resolution is being proposed to further refine procedures relating to previous amendments which have permitted the Corporation to avoid having unnecessary annual shareholders meetings. The proposed resolution establishes that each year the Chairman of the Board will be elected whether or not an annual shareholders meeting is held.

      RESOLVED, that the first paragraph of Article III Section 3.8 of the Corporation's By-Laws be deleted and replaced in its entirety by the following:

            SECTION 3.8 Chairman of the Board. The Chairman of the Board shall be a member of the Board of Directors, and shall be chosen annually by the Board of Directors at its first meeting after each annual meeting of the shareholders if any is held. Should no annual shareholder meeting be held in any year, the Chairman of the Board shall be chosen at the Corporation's second meeting held during each such calendar year.